EXHIBIT 1


                                                                   For Execution

                        Elan International Services, Ltd.
                               102 St. James Court
                              Flatts, Smiths Parish
                                  Bermuda FL 04

                        Elan Pharma International Limited
                                    WIL House
                              Shannon Business Park
                                     Shannon
                                Co Clare, Ireland/*/

                                                              August 27, 1998

Electropharmacology, Inc.
2301 NW 33rd Court, Suite 102
Pompano Beach, Florida 33069

Attention:    Arup Sen
              Chairman, President and Chief Executive Officer

                           Re:  License and Financing Transaction

Gentlemen:

              This letter agreement sets forth the terms and conditions upon which (a) Elan International Services, Ltd., a Bermuda corporation ("EIS"), will make certain equity investments in Electropharmacology, Inc., a Delaware corporation ("EPHI") and (b) Elan Pharma International Limited, an Irish private company ("EPIL"), will license certain technology and intellectual property to EPHI, each as provided herein. The parties intend that this letter agreement constitute a definitive agreement between them relating to the subject matter hereof; nonetheless, it is their intention to execute and deliver certain definitive and/or supplemental documents, as provided below, in respect of the transactions contemplated hereby (the "Definitive Documents"). If executed and delivered, the Definitive Documents shall supersede this letter agreement.

              The parties agree as follows:

              1. Financing. EPHI and EIS shall enter into equity purchase and related arrangements upon execution and delivery of the other Definitive Documents, which arrangements shall be subject to the terms and conditions as described in the term sheet attached hereto as Exhibit A (the "Financing Term Sheet") and other customary terms and conditions.

              2. License. EPIL and EPHI shall enter into the license (the "License") described in



----------
/*/ Confidential portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

and subject to the terms and conditions set forth in the term sheet attached hereto as Exhibit B (the "License Term Sheet"), and be subject to other customary terms and conditions.

              3. Certain Conditions. (a) The following shall be conditions to EIS's and EPIL's obligation to execute and deliver the Definitive Documents and to thereafter consummate the transactions contemplated hereby and thereby (such transactions, the "Closing"; the date of such Closing, the "Closing Date"): (1) EIS shall have completed a due diligence review in accordance with Section 4(d) below, the results of which shall be satisfactory to EIS, in its sole discretion; (2) (a) EPHI shall have executed and delivered and issued to EIS, as applicable, a Securities Purchase Agreement and certificates in respect of the preferred stock, common stock and warrant to be issued thereunder, a Registration Rights Agreement and such other reasonable and customary documents and instruments as provided therein or as EIS may otherwise reasonably request in respect of the transactions contemplated by the Financing Term Sheet, and (b) EPHI shall have executed and delivered the Licenses and such other reasonable and customary documents and instruments as provided therein or as EPIL may otherwise reasonably request in respect of the transactions contemplated by the License Term Sheet, which, in each case, when duly executed and delivered by EPHI shall be valid and enforceable and in full force and effect and there shall be no breach or default by EPHI thereunder; (3) there shall not have occurred from the date hereof through and including the Closing Date any material adverse change in EPHI's business, condition (financial or otherwise) or prospects; (4) EPHI shall not have breached or defaulted in any of its material obligations hereunder and its representations herein shall be true and correct in all material respects, as if made on the Closing Date; (5) no consent, approval or filing (with any governmental authority or otherwise) on the part of EPHI shall be required for the execution of the Definitive Documents, or if required, such approval shall have been obtained and any applicable waiting periods in respect thereof shall have elapsed, and provisions for the securing of all such third-party consents necessary for the consummation of the transactions contemplated by the Definitive Documents shall have been made; and (6) the execution and delivery of the Definitive Documents and the Closing shall have occurred on or prior to September 30, 1998.

         (b) The following shall be conditions to EPHI's obligation to execute and deliver the Definitive Documents and to thereafter consummate the transactions contemplated hereby and thereby: (1)(a) EIS shall have executed and delivered and issued to EPHI a Securities Purchase Agreement, a Registration Rights Agreement and such other reasonable and customary documents and instruments as provided therein or as EPHI may otherwise reasonably request in respect of the transactions contemplated by the Financing Term Sheet and (b) EPIL shall have executed and delivered the Licenses and such other reasonable and customary documents and instruments as provided therein or as EPHI may otherwise reasonably request in respect of the transactions contemplated by the License Term Sheet, which, in each case, when duly executed and delivered by EPIL shall be valid and enforceable and in full force and effect and there shall be no breach or default by EPIL thereunder; (2) EIS and EPIL shall not have breached or defaulted in any of their material obligations hereunder and their representations herein shall be true and correct in all material respects, as if made on the Closing Date; (3) no consent, approval or filing (with any governmental authority or otherwise) on the part of EPIL and EIS shall be required for the execution of the Definitive Documents, or if required, such approval shall have been obtained and any applicable waiting periods in respect thereof shall have elapsed, and provisions for the securing of all such third-party consents necessary for the consummation of the


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transactions contemplated by the Definitive Documents shall have been made; and
(4) the execution and delivery of the Definitive Documents and the Closing shall have occurred on or prior to September 30, 1998.

              (c) In the event that the Closing shall not have been consummated on or prior to September 30, 1998 (other than as a result of the material breach or default hereunder by either party), the non-defaulting party or parties shall have the right to terminate this letter agreement by written notice to the other, whereupon the transactions contemplated hereby shall be canceled and of no further force and effect; provided, that each party shall remain liable to the other for or in respect of any breach or default which shall have occurred prior to such date.

              4. Representations and Certain Covenants. (a) EPHI represents to EIS and EPIL the following: (i) EPHI is duly and validly existing in good standing in the jurisdiction of its incorporation and each other jurisdiction in which the conduct of its business requires such qualification; (ii) EPHI has full corporate authority to execute and deliver this letter agreement and the Definitive Documents and to consummate the transactions contemplated hereby and thereby; and this letter agreement has been duly executed and delivered and constitutes the legal and valid obligation of EPHI and is enforceable against EPHI in accordance with its terms; (iii) the securities contemplated to be issued by the Financing Term Sheet and the securities issuable upon conversion thereof, have been or will be duly and validly authorized and when issued will be fully paid and non-assessable and free from any and all options, warrants and preemptive and other rights; (iv) EPHI is not in default in any material respect of its charter or by-laws, any applicable laws or regulations or any contract or agreement binding upon or affecting it or its properties or assets and the execution, delivery and performance of this letter agreement and the transactions contemplated hereby will not result in any such violation; and (v) all of EPHI's reports and other filings filed with the U.S. Securities and Exchange Commission through the date hereof and for the preceding three fiscal years are true and correct in all material respects and EPHI has not incurred any liability or obligation other than as set forth therein.

              (b) EPIL and EIS, jointly and severally, represent to EPHI the following: (i) each of EPIL and EIS is duly and validly existing in good standing in the jurisdiction of its incorporation and each other jurisdiction in which the conduct of its business requires such qualification; (ii) each of EPIL and EIS has full corporate authority to execute and deliver this letter agreement and the Definitive Documents and to consummate the transactions contemplated hereby and thereby; this letter agreement has been duly executed and delivered and constitutes the legal and valid obligations of each of EPIL and EIS and is enforceable against them in accordance with its terms; and (iii) neither EPIL nor EIS is in default in any material respect of its charter or by-laws, any applicable laws or regulations or any contract or agreement binding upon or affecting it or its properties or assets and the execution, delivery and performance of this letter agreement and the transactions contemplated hereby will not result in any such violation.


              (c) EPHI shall not prior to the earlier of (x) the Closing Date and (y) the abandonment or termination of the transactions contemplated hereby, as provided in Section 3 above, without the prior written consent of EPIL, (i) make, pay or declare any dividend or distribution to any equity holder (in such capacity) or redeem any of its capital stock, consummate any financing (other than a sale by EPHI of up to $2 million in common stock to selected third parties, as


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currently proposed), joint venture, license or similar transaction, or (iii)
vary its business plan or practices, in any material respect, from those set forth in the draft Registration Statement on Form S-1 delivered by EPHI to EIS and EPIL on August 26, 1998, and intended to be filed in substantially similar form with the United States Securities and Exchange Commission within 60 days of the date hereof.

              (d) EPHI shall, prior to the earlier of (x) the Closing Date and
(y) the abandonment or termination of the transactions contemplated hereby, as provided in Section 3 above, afford to the employees, agents and authorized representatives of EIS and EPIL reasonable access at reasonable times to EPHI's properties, offices, files, agreements, books and records as may be necessary in order that EIS and EPIL may have a full opportunity to conduct such investigations and due diligence reviews as it shall deem necessary in connection with the transactions contemplated herein and by the Definitive Documents.

              (e) Each of EPHI, EPIL and EIS shall use their best efforts to complete the Definitive Documents and close the transactions contemplated hereby and thereby as soon as practicable, and in any event not later than September 30, 1998.

              5. Confidentiality, Non-disclosure, Etc. From and after the date of this letter agreement and until the earlier of (x) the Closing Date and (y) the abandonment or termination of the transactions contemplated hereby, as provided in Section 3 above, neither EIS, EPIL nor EPHI shall (a) disclose to any person or entity, publicly or privately, this letter agreement or the substance of the transactions contemplated hereby or the involvement of EIS and EPIL in the business of EPHI, without the prior written consent of EIS; provided, that the foregoing covenant shall not be applicable to the extent required by applicable law or judicial or administrative process or to a press release issued by EPHI, so long as the text thereof shall have been provided to EIS and EIS shall have approved the text thereof, which approval shall not be unreasonably withheld or delayed, or (b) in the case of EPHI, conduct or continue (other than in response only to an unsolicited offer from a third party, to the extent of EPHI's board of director's fiduciary duty, as advised in writing by its outside counsel (the "Fiduciary Duty")) any discussions with any person or entity or enter in to any transaction, letter of intent or understanding with any person or entity relating to a sale by EPHI of all or substantially all of its assets or a merger involving EPHI, a financing arrangement involving EPHI (other than a sale by EPHI of up to $2 million in common stock to selected third parties, as currently proposed) or a license agreement involving any material intellectual property of EPHI (each an "Alternative Transaction") except as otherwise consented to in writing by EIS or as shall be required by the Fiduciary Duty.

              6. Miscellaneous. This letter agreement (a) shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to principles of conflicts of laws and, in connection therewith, each party consents to the non-exclusive jurisdiction of any Federal or state court sitting in the County, City and State of New York over any dispute arising from this letter agreement; (b) shall not be assigned or delegated by either party without the consent of the other; except, that EIS and EPIL shall have the right to assign or delegate such rights and/or obligations to its affiliates, and, shall be binding upon the parties' respective successors and assigns; (c) may be executed in counterparts and delivered by facsimile transmission; and (d) together with the Definitive Documents, constitutes the entire agreement among the parties and supersedes all prior agreements or understandings among the parties.

              Please indicate your approval to the foregoing by signing a copy of this letter agreement where indicated below.

                                           Very truly yours,

                                           Elan Pharma International Limited


                                           By:__________________________
                                                    Name:
                                                    Title:

                                           Elan International Services, Ltd.


                                           By:__________________________
                                                    Name:
                                                    Title:

Agreed to:

Electropharmacology, Inc.


By:____________________________
    Name:    Arup Sen
    Title:   Chairman, President and Chief
             Executive Officer

                                                                   For Execution
Exhibit A

Elan-EPHI Financing Term Sheet

Capitalized terms not defined herein have the meanings ascribed to them in the Letter Agreement to which this Term Sheet is attached. References to Elan shall refer to Elan International Services, Ltd., Elan Pharma International Limited, or an affiliate or subsidiary of either, to be named in the Definitive Documents.

Initial Funding           As a first funding tranche (the "Initial Funding"),
                          EPHI shall issue to Elan and Elan shall purchase from EPHI, for an aggregate purchase price of $7.5 million
                          (the "Original Issue Price"), convertible preferred shares (the "Convertible Preferred Shares") and a warrant to purchase shares of the common stock of EPHI, par value $.01 per share (respectively, the "Warrant" and the "Common Stock"; together with the Convertible Preferred Shares, the "Securities") as described below.

                          A. The Convertible Preferred Shares will (1) have a mandatory redemption seven years from the Closing Date; (2) liquidation preference equal to the sum of the Original Issue Price plus all accrued dividends thereon; (3) bear a mandatory dividend, payable semi-annually in cash or in kind (i.e, by the issuance of additional Convertible Preferred Shares on the same terms and subject to the same conditions as the Convertible Preferred Shares issued on the Closing
                          Date) at the Company's discretion, of 10 % per year based on the Original Issue Price plus all paid-in-kind dividends (the "Outstanding Amount"); (4) be unsecured; (5) rank senior to any subsequently issued series of EPHI preferred stock in terms of voting, dividend payments and upon liquidation; (6) be convertible, in whole or in part, into a number of shares of Common Stock obtained by dividing (X) the Outstanding Amount, by (Y) $1.20, subject to adjustment for below market issuances and above market repurchases of Common Stock or securities convertible, exercisable or exchangeable thereinto (the "Anti-Dilution Adjustments"); (7) participate fully with Common Stock in any dividends declared thereon;
                          (8) vote

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                          as a separate class on customary matters for such
                          Convertible Preferred Shares; (9) contain customary financial and other covenants reasonably satisfactory to each of EPHI and Elan, including, that EPHI shall not, without the prior written consent of EIS, (a) make, pay or declare any dividend or distribution to any equity holder (in such capacity), other than the mandatory dividend payable in connection with the Convertible Preferred Shares, or redeem any of its capital stock, other than in accordance with the terms of the Convertible Preferred Shares, (b) enter into any financing agreements prior to the issuance of the Subsequent Common Stock, except pursuant to the Third Party Placement, (c) enter into any merger or acquisition agreements; except, in connection with EPHI's proposed business transactions with HealthTech Development, Inc., Gemini Biotech, LP, Gemini Health Technologies LP and ADM Tronics Unlimited, Inc., (d) enter into a sale, joint venture, license or similar transaction involving all or substantially all of the assets of EPHI (except as provided in subparagraph (c) above), or (e) vary its business plan or conduct, in any material respect, from those set forth in the draft Registration Statement on Form S-1 delivered by EPHI to EIS and EPIL on August 26, 1998, and intended to be filed in substantially similar form with the United States Securities and Exchange Commission within 60 days of the date hereof (the "S-1"); and
                          (10) contain customary events of default, including defaults for non-payment of dividends or redemption price when due, material misrepresentations, default in the performance of any covenant unless cured or waived within any applicable grace period, bankruptcy or insolvency, and cross-default with debt agreements.

                          B. The Warrant will be (1) for the purchase of up to 1,000,000 shares of EPHI Common Stock (subject to adjustment), (2) exercisable for a term of seven years from the Closing Date; provided that Elan will not exercise the Warrant within 210 days of the Closing Date, (3) exercisable at a price of $2.50 per share, subject to adjustment. The Warrant shall contain typical anti-dilution adjustments, including mechanical adjustments for stock splits, recapitalization and similar transactions and

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                          issuances of EPHI Common Stock (or equivalent) below
                          market price or repurchases of EPHI Common Stock (or equivalent) above market price.

Subsequent Funding        For a period of 60 days from and after the Closing
                          (the "Placement Period"), at EPHI's option, EPHI shall issue and sell to Elan, and Elan shall purchase from EPHI, $2 million of Common Stock (the "Subsequent
                          Common Stock"). EPHI shall give written notice of its election to require Elan to purchase the Subsequent
                          Common Stock prior to the expiration of the Placement
                          Period. During the Placement Period, EPHI shall undertake a private placement of up to an additional
                          $2 million of Common Stock to other investors (the
                          "Third Party Placement") and, in the event that the Third Party Placement is consummated, Elan shall purchase the Subsequent Common Stock on the same terms and subject to the same conditions as other investors in the Third Party Placement. In the event that the Third Party Placement is not consummated, Elan shall, upon EPHI's election, purchase the Subsequent Common
                          Stock at market value, which shall be the average closing price of the Common Stock, as reported on its principal trading exchange, for the 20 consecutive trading days prior to the closing of the purchase of the Subsequent Common Stock. Notwithstanding anything herein to the contrary, whether or not a Third Party
                          Placement has occurred, in no event shall the purchase price of the Subsequent Common Stock by Elan exceed
                          $1.375 per share. The closing of the purchase of the Subsequent Common Stock (the "Subsequent Funding") shall occur on the 90th day following the Closing, or such other date as the parties may agree.

Use of Proceeds           EPHI shall use the proceeds of the Initial Funding for
                          general working capital purposes.

                          EPHI shall use at least [omission] from the sale of Subsequent Common Stock to Elan solely for the funding of research and development activities in connection with the technology described in Exhibit B, including the development of the Device, using a combined electromagnetic/iontophoretic patch.

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Registration Provisions   EPHI shall include the shares of Common Stock issuable
                          upon exercise of the Warrant and conversion of the Convertible Preferred Shares and the Subsequent Common Stock in the S-1.

                          In the event that, as of the Closing Date, the S-1 shall not be declared effective, or its effectiveness shall lapse, EPHI shall provide to Elan at the Closing, a Registration Rights Agreement granting customary demand and piggy-back registration rights relating to any shares of Common Stock acquired by Elan through a purchase thereof (as described herein or otherwise) or through the conversion, exercise or exchange of any of the Securities.

                          To the extent that shares of EPHI Common Stock have not been sold pursuant to a registration statement effected in accordance with the demand and piggy-back rights described above, EPHI shall cause to be registered the (a) Common Stock (i) issuable upon conversion of the Convertible Preferred Stock, and
                          (ii) issuable upon exercise of the Warrant, and (b) the Subsequent Common Stock, on Form S-3 or other such form as may be appropriate, so that such stock will be freely tradable, and shall use its best efforts to do so within (X) 60 days of the conversion of Convertible Preferred Shares, (Y) 60 days of the initial exercise of the Warrant and (Z) 15 months of the consummation of the Subsequent Funding, as applicable; except that the Subsequent Common Stock shall be registrable at the same time as Common Stock issuable in connection with the Third Party Placement is registrable, if such Common Stock shall be registrable prior to the termination of the Lock-Up Period (as defined below).

                          Notwithstanding the foregoing, Elan agrees that it will not, without the prior approval of EPHI, dispose of any shares of Convertible Preferred Shares or Common Stock prior to the 18 month anniversary of the Closing Date (the "LockUp Period"); provided, that such restriction on resale of the Preferred Shares and Common Stock shall be of no force or effect in the event that the License Agreement shall be terminated.

Limitations on Conversion In the event that Elan shall determine, upon advice from its accounting and tax consultants, written confirmation of which shall be provided to the Company, at any time that it

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                          holds in excess of 19.9% (assuming the issuance of
                          Common Stock through the exercise, conversion or exchange of securities owned by EIS or an affiliate thereof, but not any shares of Common Stock underlying such securities held by third parties) of the voting securities of EPHI, or otherwise shall be required to equity account for or consolidate its investment in EPHI, then in that event, at the option of Elan, Elan shall be entitled to convert some amount of such holdings into other non-voting securities of EPHI (such securities being reasonably satisfactory to both Elan and EPHI) such that Elan shall not be required to equity account for or consolidate its investment in EPHI; provided, that Elan shall be entitled to convert such non-voting equity to voting securities at its option.


Conditions                Consummation of each of the Initial Funding and the
                          Subsequent Funding will be subject to the execution and delivery of Definitive Documents in respect of the transactions contemplated hereby, which documents shall contain customary closing terms and conditions, including compliance with applicable laws and regulations, a lack of breaches and defaults hereunder by each of EPHI and Elan, customary representations, warranties, covenants and indemnities, and customary provisions relating to deliveries of transaction documents, including legal opinions, in connection with the transactions contemplated above. The Closing will also be subject to the completion of any regulatory requirements and customary due diligence by Elan.

Board Seat                Upon the Closing Date, EPHI shall take any actions
                          necessary, including amending its by-laws and/or certificate of incorporation, to increase the size of its board of directors by one, and the vacancy created thereby shall be filled by a designee of Elan, who will be reasonably satisfactory to EPHI. Thereafter, for as long as Elan shall own [omission] or more of the outstanding Common Stock (or securities exercisable, convertible or exchangeable thereinto) on a fully diluted basis, EPHI shall include Elan's designee in the management-recommended slate of directors to EPHI's shareholders at all meetings at which directors shall be elected.

                                    EXHIBIT B

                               LICENSE TERM SHEET


Capitalised terms not defined herein have the meanings ascribed to them in the Letter Agreement to which this Term Sheet is attached or the Financing Term Sheet, as applicable.


Definitions               "Cosmetic Use" shall mean an application of the Device
                          which does not require regulatory approval to market either (a) the Device, (b) a Product, or (c) EPHI
                          Technology, for such application in the Territory.

                          "Dermatology" shall mean the treatment of skin disorders including but not limited to acne, alopecia, dermatitis, eczema, hyperhydrosis, keratinisation disorders, pigmentation disorders, pruritus, psorasis, rosacea and warts.

                          "Device" shall mean any device, system, method or use which, in the course of manufacture, use or sale of any such device, or practice of any such method, in the absence of this License Term Sheet, infringe the patent rights, or constitute an unauthorised use of the know-how contained in the EPIL Technology.

                          "EPHI" shall mean Electropharmacology, Inc. and its affiliates.

                          "EPHI Improvement" shall mean any improvement which can be usefully applied exclusively to the EPHI Technology including its formulation, design, structure, manufacture or use.

                          "EPHI Technology" shall mean any drug or marker, or any mechanism, instrumentality or feature relating exclusively to electromagnetic technology, owned by or licensed to EPHI from a third party, or which EPHI has been granted the right to use by a third party.

                          "Electromagnetic Therapy" shall mean the treatment of the body via non-invasive delivery of electromagnetic pulses.

                          "EPIL" shall mean Elan Pharma International Limited and its affiliates.

                          "EPIL Excluded Technology" shall mean all intellectual property including, without limitation, any inventions, discoveries, material and data whether or not protectable by patents, trade secrets, trademarks or copyrights in relation to (i) the iontophoretic technology as set out in Schedule II which has been licensed by EPIL to Iomed, Inc. ("Iomed") pursuant to agreements dated 14th April 1997 and/or developed pursuant to such agreements, (ii) EPIL's Medipad(TM) Drug Delivery System ambulatory pump infusion technology as described in Schedule II and any improvements thereto, and (iii) the know-how as set out in Schedule II which has been licensed by Asulab S.A. and/or SMH Swiss Corporation for Microelectronics and Watchmaking Industries Ltd. to EPIL pursuant to an agreement dated 7th March 1990.

                          "EPIL Improvement" shall mean any improvement to the EPIL Technology or Device including its design, structure, manufacture and use whether developed pursuant to this Agreement or any other development work on uses of the EPIL Technology outside of the Field.

                          "EPIL Technology" shall mean EPIL's patent rights, and know-how related thereto or derived therefrom, relating to the Device as set out in Schedule I for
                          (i) the iontophoretic delivery of a substance to or through the skin in a controlled manner, (ii) Electromagnetic Therapy, and (iii) a combination of iontophoretic delivery and Electromagnetic Therapy, but shall not include the EPIL Excluded Technology.

                          "Field" shall mean (i) Dermatology, (ii) Wound Care and (iii) Electromagnetic Therapy.

                          "Financial Investor" shall mean any company, individual or other entity whose main activity is making investments in the common or preferred stock of companies for long-term capital appreciation.

                          "Fully Allocated Cost" shall include direct labour, direct materials and supplies, variable labour, overhead and attributable administration, quality control, quality assurance and other costs, whether incurred by a Party, or any sub-contractor of a Party; such costs to be calculated in accordance with the generally accepted accounting principles of such Party.

                          "In Market" shall mean the sale of Products by EPHI or its affiliates to an unaffiliated third party such as a wholesaler, distributor, managed care organisation, hospital or pharmacy and shall exclude the transfer pricing of the Products by EPHI to an affiliate.

                          "Joint Improvement" shall mean any improvement in the area of electromagnetic technology to the EPHI Technology and the EPIL Technology and which was developed, created, conceived or otherwise invented jointly by at least one EPIL employee or agent and at least one EPHI employee or agent pursuant to this Agreement during the term of the License.

                          "Major Markets" shall mean the United States of America, the European Union and Japan.

                          "Net Income" shall mean the monetary amount or non cash consideration payable by an unaffiliated third party to EPHI:- (i) for the granting of rights, whether by licence, sublicence or otherwise, by EPHI to any unaffiliated third party relating to the development or commercialisation of one or more of the Products and/or to exploit the EPIL Technology within the Field, including licence fees, royalties on sales and other ongoing fees, and (ii) where EPHI is not selling a Product In Market, the gross amount billed for the supply of such Product to an unaffiliated third party for In Market sale, and (iii) where EPHI is selling a Product In Market, the Net Sales Price of such Product;

                          but excluding in the case of each of the above:

                          (i) any bona fide research or development fees and payments charged at cost by EPHI for the EPIL Technology and/or a Product to an unaffiliated third party which is a sublicensee of the EPIL Technology; and (ii) the Fully Allocated Cost of manufacturing, packaging and supplying the Product.

                          "Net Sales Price" shall mean in the case of Products sold by EPHI or an affiliate, that sum determined by deducting from the aggregate gross In Market sales proceeds billed (but only to the extent such deducted costs are actually incurred) for the Products by EPHI or its affiliate as the case may be, in accordance with generally accepted accounting principles, the following deductions:- (a) customs duties or other taxes (excluding income or corporation tax) directly related to the sale of the Products which are paid by EPHI or its affiliate, as the case may be; (b) a discount from the gross sales proceeds to cover such normal costs as are incurred by EPHI or its affiliates, as the case may be, in respect of transport, shipping insurance, returns, or discounts directly related to the sale of the Products, subject to a cap of [omission] of the sum of the aggregate gross In Market sales proceeds less the deductible items at (a) above.

                          "Party" shall mean EPHI or EPIL as the case may be.

                          "Parties" shall mean EPIL and EPHI.

                          "Pharmaceutical Use" shall mean an application of the Device which requires regulatory approval to market either (a) the Device, (b) a Product, or (c) EPHI Technology, for such application in the Territory. For the avoidance of doubt, Pharmaceutical Use shall not include, and EPHI shall have no rights to, any application of the Device and/or Product for Cosmetic Use.

                          "Product(s)" shall mean the Device either on its own, or in combination with EPHI Technology

                          "Technological Competitor" shall mean a company or corporation having a substantial part of its business in the research, development and manufacturing of drug delivery technologies and/or products including but not limited to the companies listed in Schedule III.

                          "Territory" shall mean all of the countries of the world.

                          "Wound Care" shall mean the treatment of diseases and/or bodily injuries caused by the disruption of the normal continuity of structures of the skin.


EPIL License To EPHI      EPIL shall grant a non-exclusive world-wide license
                          ("License") to EPHI to make, use, sell and offer for sale the EPIL Technology for Pharmaceutical Use in the Field in the Territory.

                          EPHI may grant one or more sub-licences to use the EPIL Technology for In Market sales of Products in the Field, provided that EPHI shall not grant a sub-licence to any third party without the prior written consent of EPIL, which consent shall not be unreasonably withheld or delayed, provided, that such reasonableness standard shall not apply in the case of a proposed sublicense to any Technological Competitor of EPIL. Any such sub-license shall be in the same terms mutatis mutandis as the terms of this License Term Sheet insofar as they are applicable, but excluding the right to grant a sub-license. EPHI shall remain responsible for all acts and omissions of such sub-licensees as though such acts and omissions were by EPHI. For the avoidance of doubt, any distribution or marketing agreement under which EPHI sells Product In Market to an unaffiliated third party for purposes of physical distribution and/or shipment and/or warehousing of inventory shall not be considered a sub-license of the EPIL Technology.

                          EPIL agrees that it will from time to time discuss with EPHI other technology licensing opportunities in the Field and otherwise, but only if and to the extent that EPIL decides, in its sole discretion, that it is desirable and appropriate to do so.

                          For the avoidance of doubt, EPHI shall have no rights to the EPIL Technology for (i) the systemic delivery of a pharmaceutical compound having a therapeutic use, or (ii) the development of any water-soluble corticosteroid product for treating local acute inflammatory conditions or any local anaethesia product incorporating lidocaine or lidocaine analogues with or without epinephrine.


Non-Compete               EPIL agrees that during the term of this Agreement,
                          EPIL shall not directly or indirectly, utilise itself, or license to any third party, the EPIL Technology for Pharmaceutical Use in the Field in the Territory without the prior written consent of EPHI.



License Fees Payable by   A. Up-front license fee payment by EPHI to EPIL upon
EPHI to EPIL              signing of [omission]; and

                          B. an additional license fee payment by EPHI to EPIL of [omission]% of Net Income until the aggregate of such payments equals $[omission].


Royalty Payable by        EPHI shall make the following royalty payments to EPHI
to EPHI:


                          (i) a royalty of [omission]% of the In Market Net Sales Price of Products which are sold In Market by EPHI or its affiliates, and

                          (ii) a royalty of [omission]% of Net Income on
                               Products which are sold In Market by third parties other than EPHI or its affiliates.


                          The Parties agree that the additional license fee of [omission]% of Net Income set out in the section entitled "License Fees Payable by EPHI to EPIL" shall be payable in addition to the royalty payments by EPHI to EPIL as set out in this section.


Commercialisation         EPHI will diligently pursue the research, development,
                          manufacture and commercialization of the EPIL
                          Technology and Products in the Territory.

                          The Parties shall agree upon milestones for the development and commercialization of the EPIL Technology which shall be specified in the Definitive Documents.

                          EPHI shall use all commercially reasonable efforts in launching and selling the Products in the Territory as would be deemed commensurate with the achievement of its own business aims for a similar product of its own.

                          EPHI shall make a full scale commercial launch of a Product in each country of the Territory within 90 days of regulatory approval being granted in such country. EPIL shall not unreasonably withhold its agreement to a request by EPHI for an extension of the said 90 day period if there are legitimate commercial reasons for such an extension.


Product Development       EPHI shall be responsible for all activities and costs
                          associated with the research, development, manufacture and commercialisation of Products.


Device Development        Any development or registration work on the Device, or
                          any technical support, which is carried out by EPIL at the specific written request of EPHI shall be charged to EPHI at Fully Allocated Cost plus [omission]%.

                          Notwithstanding the foregoing, EPIL agrees to provide at no cost to EPHI up to [omission] of technical support and assistance in connection with implementing the transfer of the EPIL Technology to EPHI and commencing the development of a Device.

                          Either Party may from time to time may use subcontractors in connection with the development (including regulatory activities) of the EPIL Technology, Device and/or Product but shall remain liable to the other Party for the performance of such obligations by such subcontractors.


Regulatory                EPIL shall be responsible, at EPHI's expense at Fully
                          Allocated Cost plus [omission]%, for the following regulatory activities:

                          (i) compilation and filing of the relevant regulatory approvals for the Device with the regulatory authorities in the Major Markets; and

                          (ii) providing regulatory support to ensure timely review of the Device dossier and resolution of questions by the regulatory authorities in the Major Markets.

                          EPIL shall perform the above regulatory activities for EPHI in a manner as would be deemed commensurate with the achievement of its own business aims for a similar mechanism or product of its own.

                          In the event that EPHI or any reputable third party (which is acceptable to EPIL and which agrees to be bound by an obligation of confidentiality), can perform the above regulatory activities to the same quality standard as EPIL but at a cost which is at least [omission]% less than EPIL's charges and which is supported by documentary evidence from EPHI or such third party, and provided that EPIL is not agreeable to matching such reduced cost, EPHI shall be entitled to perform itself, or have said third party perform, the above regulatory activities at the reduced cost.


                          EPHI shall be responsible, at EPHI's expense, for the following regulatory activities:

                          (i) compilation and filing of the regulatory approvals in the Territory for the EPHI Technology;

                          (ii) compilation and filing of the relevant regulatory approvals for the Products with the regulatory authorities in the Territory; and

                          (iii) compilation and filing of the relevant regulatory approvals for the Device with the regulatory authorities in all of the countries of the Territory outside of the Major Markets; and

                          (iv) providing regulatory support to ensure timely review of the Device dossier and resolution of questions by all regulatory authorities pursuant to this Agreement.

                          EPIL will be the holder of the regulatory authorisation for the Device in the Major Markets. EPHI will be the holder of the regulatory authorisation (a) for the Device in all of the countries of the Territory outside of the Major Markets, and (b) for Products in the Territory. EPHI will permit EPIL, or EPIL's licensees, without charge to cross reference all applications or authorisations for the Device and/or Products for the purpose of obtaining regulatory authorisations for the Device for use outside of the Field.


Payment of Royalty        EPHI shall pay the additional license fee on Net
                          Income and the royalty on Net Sales Price and Net
                          Income 30 days after the close of each calendar quarter. The payment will be accompanied by an appropriate statement setting out the calculation of the Net Income and Net Sales Price.


Intellectual Property     Any EPIL Improvement shall be the sole property of
                          EPIL.

                          If EPHI shall develop, or have developed, any EPIL Improvement during the term of the License, EPIL shall grant EPHI the right to use any such EPIL Improvement for Pharmaceutical Use in the Field for the term of the License.

                          If EPIL shall develop, or have developed, any EPIL Improvement during the term of the License, EPIL shall, subject to any contractual restrictions, grant EPHI the right to use any such EPIL Improvement for Pharmaceutical Use in the Field for the term of the License. In the event that EPIL is obliged to pay a royalty or any other consideration to a third party in connection with any such EPIL Improvement, any such cost to EPIL shall be discharged by EPHI as a condition of use thereof.

                          EPIL shall be entitled to exploit the EPIL Technology, and any EPIL Improvement, outside the Field or for Cosmetic Use within the Field.

                          Any Joint Improvement shall be jointly owned by EPIL and EPHI. EPHI shall obtain exclusive rights to exploit the Joint Improvement for Pharmaceutical Use in the Field. EPIL reserves the right to exploit the Joint Improvement outside the Field or for Cosmetic Use within the Field.

                          For the avoidance of doubt, it is agreed that EPIL shall not be obliged to license technology acquired or licensed by EPIL after the Closing Date to EPHI except as provided above in relation to the EPIL Technology.


Patents                   Patent Prosecution

                          (i) Patent prosecution for any EPIL Improvement shall be conducted by EPIL.

                          (ii) Patent prosecution for any patent applications directed to Products shall be conducted by EPIL, at EPHI's reasonable expense, with timely notice given to EPHI for its input on matters relating to the EPHI Technology.

                          (iii) EPHI shall be responsible for filing patents for any EPHI Technology.

                          (iv) Patent prosecutions relating to any Joint Improvement shall be carried out by EPIL at EPHI's reasonable expense and with timely notice given to EPHI for its input on matters relating to EPHI Technology.

                          (v) All patent prosecution to be performed by EPIL shall be carried out in accordance with EPIL's standard practice. EPIL shall keep EPHI apprised of the patent prosecutions for the Device and Products.

                          Patent Enforcement

                          (vi) EPIL will have first right to enforce patents for
                          (a) the EPIL Technology, (b) the Device, and (c) any Products. EPHI shall share equally in the costs of enforcement provided that EPIL reasonably believes that the chances of succeeding in the cause of action are greater than fifty (50%) percent. Any recovery remaining after the deduction of reasonable expenses (including attorney's fees and expenses) incurred in relation to such infringement proceedings shall be shared equally between EPIL and EPHI.

                          (vii)EPHI shall have first right to enforce patents for the EPHI Technology.

                          (viii) If the patent owner does not want to enforce its patent rights, then the other Party can enforce such rights at its expense. The patent owner shall cooperate with the enforcing Party and provide all reasonable assistance. Any reasonable fees and costs borne by the patent owner shall be reimbursed by the enforcing party. Enforcing Party must seek written approval from patent owner, which may not be unreasonably withheld, prior to taking action and must keep patent owner informed of the action and may not enter into any settlement agreement without the patent owner's consent, which may not be unreasonably withheld. If EPHI is the enforcing Party under this paragraph, any recovery remaining after the deduction of reasonable expenses (including attorney's fees and expenses) incurred in relation to such infringement proceedings shall constitute Net Income for the purpose of this License Term Sheet.

                          (ix) EPHI undertakes that it shall not cite or otherwise rely upon the patents contained in the EPIL Technology, EPIL Improvement or Joint Improvement against the iontophoretic technology specified in
                          Schedule II which has been licensed to Iomed.

                          Defence of Patents

                          (i) In the event of any action for patent infringement concerning the EPIL Technology or Device, then EPIL shall have responsibility for defending the claim provided that EPIL should have reasonably been aware of such infringement on the date of signing of the letter agreement. EPIL's maximum liability for any such infringement of a third party's patents shall be a reduction by up to [omission] of the royalty payable by EPHI to EPIL pursuant to this License Term Sheet.

                          (ii) In the event of any action for patent infringement concerning the EPHI Technology, any Products (excluding the Device where same is marketed on its own without any EPHI Technology) or any Joint Improvement, then EPHI shall have responsibility for defending the claim and shall indemnify EPIL.


Trademarks                EPHI shall market the Products under its own
                          trademarks. Any Party using the mark of the other
                          Party must seek prior written approval for all such uses, including but not limited to advertising, marketing and promotional material.

Right to Audit            EPIL shall have the right to audit EPHI's sales
                          records at any time and from time to time. EPHI shall have the right to audit EPIL's books at any time solely to ensure the accuracy of the costs and the expenses paid or reimbursed by EPHI in accordance with this License
                          Term Sheet, provided however, that EPHI shall only be entitled to audit each cost or expense on only one occasion. If the audit reveals an error in the funds due in excess of 5%, then the Party in default will pay for the cost of the audit.


Term The term of the License and sublicenses with respect to a Product utilizing or based on the EPIL Technology licensed or sublicensed herein in a country in the Territory shall be the greater of (i) the life of the patent rights upon which such Product is based on or utilizes, or (ii) [omission] years from commercial launch of such Product.


Termination                          Either EPIL or EPHI

                          (i) Expiration of the term, unless renewed.

                          (ii) Material breach, not cured within 60 days of receipt of written notice.

                          (iii) Bankruptcy or insolvency of either Party.

                                         By EPIL

                          (i) Non-payment by EPHI of monies due.

                          (ii) If a Technological Competitor acquires more than [omission] of EPHI's voting stock.

                          (iii) If a Financial Investor acquires ownership or control of more than [omission] of the voting rights in EPHI in any one transaction or a series of related transactions and which results immediately or at any subsequent stage in a change of one-third or more of the board of directors of EPHI.

                          (iv) If any company other than a Technological Competitor or Financial Investor acquires ownership or control of more than [omission] of the voting rights in EPHI in any one transaction or a series of related transactions.


                                      Consequences of Termination

                          (i) The confidentiality provisions shall remain in full force and effect for a period of five (5) years.

                          (ii) EPHI shall have an ongoing right for six months after termination to sell or otherwise dispose of the stock of any Products on hand as of the date of termination. Thereafter, any remaining stock of Products shall be disposed of by EPHI, at EPHI's cost, in accordance with regulatory requirements.

                          (iii) The License granted by EPIL to EPHI shall terminate.

Assignment                EPHI shall not be entitled to assign any of its rights
                          under this License Term Sheet without the prior written consent of EPIL. Either Party shall be entitled to assign to their respective affiliates provided that there is not an adverse tax consequence for the other Party.


Customary Terms           The Definitive Documents with respect to the License
                          contemplated hereunder shall contain the terms and conditions set forth herein and other customary terms and conditions of the pharmaceutical industry, including terms and conditions relating to reporting requirements, auditing, review rights, and confidentiality.

                                   Schedule I

                                 EPIL Technology


                                     Patents



                                   [omission]

                                   Schedule II

                               Excluded Technology


Medipad(TM) Drug Delivery System

Medipad(TM) is a disposable single use, drug delivery device that contains a microinfuser and integral probe to deliver drug subcutaneously. Medipad(TM) utilises controlled gas generation as the activation mechanism for drug delivery. Activation of the Medipad(TM) device results in the generation of gas which compresses a membrane and forces drug through the probe into the subcutaneous tissue.



                                   [omission]

                                  Schedule III

                            Technological Competitors


                                   [omission]